FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1.   FRN Variable Rate Fix announcement dated 01 November, 2004
No. 2.   FRN Variable Rate Fix announcement dated 01 November, 2004
No. 3.   FRN Variable Rate Fix announcement dated 01 November, 2004
No. 4.   FRN Variable Rate Fix announcement dated 01 November, 2004
No. 5.   FRN Variable Rate Fix announcement dated 01 November, 2004
No. 6.   FRN Variable Rate Fix annuoncement dated 01 November, 2004
No. 7.   FRN Variable Rate Fix announcement dated 03 November, 2004
No. 8.   FRN Variable Rate Fix announcement dated 03 November, 2004
No. 9.   FRN Variable Rate Fix announcement dated 05 November, 2004

Document No. 1


RE: NORTHERN ROCK PLC
    GBP 70,000,000.00
    MATURING: 31-Jan-2006
    ISSUE DATE: 02-Feb-2004
    ISIN: XS0184271335

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Oct-2004 TO 31-Jan-2005 HAS BEEN FIXED AT 4.957500 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 31-Jan-2005 WILL AMOUNT TO:
GBP 127.67 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 2

RE: NORTHERN ROCK PLC
GBP 2,247,000.00
MATURING: 30-Apr-2010
ISSUE DATE: 30-Apr-2004
ISIN: XS0191514503

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Oct-2004 TO 31-Jan-2005 HAS BEEN FIXED AT 5.027500 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 31-Jan-2005 WILL AMOUNT TO:
GBP 12.95 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
GBP 5,300,000.00
MATURING: 30-Oct-2008
ISSUE DATE: 07-May-2003
ISIN: XS0168182326

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Oct-2004 TO 31-Jan-2005 HAS BEEN FIXED AT 5.027500 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 31-Jan-2005 WILL AMOUNT TO:
GBP 129.48 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

RE: NORTHERN ROCK PLC
GBP 1,045,000.00
MATURING: 31-Oct-2008
ISSUE DATE: 17-Oct-2003
ISIN: XS0178381488

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Oct-2004 TO 31-Jan-2005 HAS BEEN FIXED AT 5.027500 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 31-Jan-2005 WILL AMOUNT TO:
GBP 12.95 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5


RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 01-FEB-2005
    ISSUE DATE:01-FEB-2002
    ISIN: XS0142674844

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-NOV-2004 TO 01-FEB-2005 HAS BEEN FIXED AT 4.987500 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 01-FEB-2005 WILL AMOUNT TO:
GBP 125.71 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 6

RE: NORTHERN ROCK PLC
GBP 271,000.00
MATURING: 01-Feb-2010
ISSUE DATE: 30-Jan-2004
ISIN: XS0184659901

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-Nov-2004 TO 01-Feb-2005 HAS BEEN FIXED AT 4.957500 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 01-Feb-2005 WILL AMOUNT TO:
GBP 12.50 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 7


RE: NORTHERN ROCK PLC
    GBP 7,103,000.00
    MATURING: 21-Jan-2010
    ISSUE DATE: 21-Jly-2004
    ISIN: XS0196962434

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Oct-2004 TO 21-Jan-2005 HAS BEEN FIXED AT 4.998750 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 21-Jan-2005 WILL AMOUNT TO
GBP 12.60 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 8


RE: NORTHERN ROCK PLC
    EUR 140,000,000.00
    MATURING: 04-Nov-2005
    ISSUE DATE: 04-Nov-2003
    ISIN: XS0177895462

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Nov-2004 TO 04-Feb-2005 HAS BEEN FIXED AT 2.225500 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 04-Feb-2005 WILL AMOUNT TO
EUR 56.87 PER EUR 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 9


RE: NORTHERN ROCK PLC
GBP 3,033,517.00
MATURING: 11-Aug-2006
ISSUE DATE: 04-Aug-2003
ISIN: XS0174080381

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Nov-2004 TO 04-Feb-2005 HAS BEEN FIXED AT 4.980000 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 04-Feb-2005 WILL AMOUNT TO:
GBP 38,077.70 PER GBP 3,033,517.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881




                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  08 November, 2004        By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary